2005 Market Street, Suite 2600 Philadelphia, PA 19103-7098 T: (215) 564-8071 F: (215) 564-8120

August 7, 2024

Via EDGAR Transmission
Jeff Long
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:	Review of Shareholder Reports for BMC Fund, Inc. (the “Fund”) (811-03150)

Dear Mr. Long:

On behalf of the above-referenced Registrant, the following is the Registrant’s response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (“SEC”) communicated telephonically with respect to the Registrant’s most recent shareholder report filings. Each Staff comment is summarized below, followed by the Registrant’s responses to the comments.

1.
Comment:  Under the Schedule of Investments, the Fund has indicated it has an affiliated investment. In future shareholder reports, please include additional information regarding investments in and advances to affiliates as required under Rule 12-14 of Regulation S-X.

Response: The Registrant will include the information requested in future shareholder reports, to the extent relevant.

2.
Comment:  The Fund appears to invest in limited partnerships. In future shareholder reports, please disclose any limitations arising from investments in restricted securities per Rule 12-12 of Regulation S-X.

Response: The Registrant will include the information requested in future shareholder reports, to the extent relevant.

3.
Comment:  Footnotes 1 and 2 to the Financial Statements indicate the Per share market value, end of year and the Total Investment Return are unaudited. Item 4(1) and Instruction 8 of Form N-2 require financial highlights to be audited for at least the latest five years and state that they are audited. Please provide an explanation and remove these footnotes in future shareholder reports.

Response:  The footnotes indicating that those fields of the financial highlights were unaudited were included in error. As was provided in the Report of the Independent Auditor, the financial highlights, including the Per share market value, end of year and Total Investment Return were audited by the Fund’s independent auditor. The Registrant will remove these references in future shareholder reports.

Mr. Jeff Long
August 7, 2024

4.
Comment:  In future shareholder reports, in the section under Management’s Discussion of Fund Performance (“MDFP”), please make line graph calculations based on market value, rather than net asset value, per Instruction 4(g)(2) to Item 24 of Form N-2.

Response: The Registrant will include the information requested in future shareholder reports.

5.
Comment:  The Fund’s disclosure under Item 4(j) of Form N-CSR is provided pursuant to an outdated version of the Form. Please ensure that responses reflect the current version of the Form in future shareholder reports.

Response: The Registrant will use the updated Form to prepare future shareholder reports.

6.
Comment:  The Fund’s disclosure under Item 4(d) of Form N-CSR and Item 13(a)(2) Certifications/Section 906 is provided pursuant to an outdated version of the Form. Please refer to the most current Form N-CSR and ensure that responses reflect the current version of the Form in future shareholder reports.

Response: The Registrant will use the updated Form to prepare future shareholder reports.

7.	Comment: In future shareholder reports, please sign with the title of “Principal Executive Officer” or “Principal Financial Officer” as required by Item 19 of Form N-2.

Response: The Registrant will include the information requested in future shareholder reports.

8.
Comment:  The Fund currently uses a blended securities market index in the performance chart in the MDFP section. Per Instruction 1(g)(2) under Item 24 of Form N-2, the Fund may use a blended index as long as the Fund also includes a broad-based index. Please make this change in future shareholder reports.

Response: The Registrant will include the information requested in future shareholder reports.

Please do not hesitate to contact me at the above number if you have any questions or wish to discuss any of the responses presented above.

Sincerely yours,

/s/ Taylor Brody
Taylor Brody

cc:	M. Hunt Broyhill, Director, Chairman, President of BMC Fund
Danny A. Gilbert, Vice President and Chief Financial Officer of BMC Fund